Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Virgin River Uranium Project Update

Vancouver, B.C., September 19, 2006 - Formation Capital Corporation (the "Company", FCO-TSX) is pleased to provide an update as reported to the Company by project operator, Cameco Corporation, from the summer 2006 follow-up diamond drilling program at the Centennial Zone of the Virgin River Uranium Project, located within the south-central portion of the Athabasca Basin in northern Saskatchewan. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried on the project through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date. This year's budget for the project is $2 million.

The summer 2006 exploration program, currently in progress, is focused on follow-up diamond drilling designed to further explore the area of significant mineralization in drill holes DDH VR-18, VR-18W2, VR-19, VR-21, and VR-21W1 as previously reported in the Company's January 6, 2006 news release (Table 1). These intersections are known as the "Centennial Zone", named in honour of the Province of Saskatchewan's 100th anniversary, and are believed to exhibit excellent uranium exploration potential. Higher-grade mineralization within the Centennial Zone occurs in close proximity to the Athabasca Group-Virgin River Domain unconformity, with the most significant previous intersection assaying 5.83% U_3O_8 over 6.4 m from 789.1 to 795.5 m with 13.86% U_3O_8 over 2.5 m from 792.0 to 794.5 m.

According to Cameco, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. The Centennial Zone also displays a minimum across strike width of 12 m on L8+00N and 15 m on L8+50N. The zone contains significant uranium contents (up to 8.39% U_3O_8) over appreciable widths (up to 6.4 m) yielding grade-thickness products (GT) of up to 37.02. A maximum grade of up to 25.6% U_3O_8 over 0.5 m was obtained as portion of the intersection in DDH VR-18W2; thereby clearly demonstrating potential for high grade uranium mineralization.

The summer 2006 drill program commenced in June and was preceded by a limited line cutting and grid preparation program and a Moving Loop TEM ground geophysical survey to help further delineate drill targets and assist in geological modeling. Interpretation of a previous airborne gravity and radiometric survey dataset is ongoing.

Drilling to date on the summer 2006 program has totalled 2,961.7 m metres consisting of the completion of two wedge holes, DDH VR-20W1, DDH VR-022W2 and three pilot holes, DDH VR-022, DDH VR-023 and DDH VR-024. One wedge hole DDH VR-022W1 was lost before reaching the target zone. Geochemical results are pending on all five holes.

The following summarizes the summer 2006 drilling to date. DDH VR-020W1, a wedge hole completed from DDH VR-020, was designed to test the eastern `across-strike' extent of elevated radioactivity and weak mineralization intersected immediately above the unconformity in DDH VR-020. DDH VR-020W1 intersected favourable alteration and structure in both the Athabasca Group and Virgin River Domain but no significant radioactivity.

DDH's VR-022, VR-023 and VR-024, 'pilot' holes collared on L10+00N, L11+00N and 12+00N, respectively, at 185+00E, were designed to test the geophysical conductor system along strike at 100 m interval the grid north of previously known mineralization. All three drill holes intersected significant radioactivity.

DDH VR-022W2, designed to test across strike continuity of radioactivity encountered in DDH VR-022 also intersected zones of significant radioactivity.

All uranium assays will be carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Dan Jiricka, P.Geo., P.Eng, Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project. Selected radioactive samples will be shipped for assay in a single shipment upon completion of the program. Results from the program are expected to be available sometime in the fall.



nmer 2006 diamond drilling program is anticipated to continue into October of 2006. Up to two additional drill holes are planned to continue testing the "across-strike" extent of mineralization along the Centennial Zone. A location map of the project and drill hole location plan map is available on the Company's website at www.formcap.com. Formation Capital Corporation is pleased with the progress of this program and looks forward to announcing drill assay results.

Table 1: Centennial Zone Significant Uranium Intersection Summary (previously announced)

	Grade Calculation Method	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
DDH VR-18	Equivalent U_3O_8 Gamma - HF Probe	789.1	795.7	6.6	22.22	4.71	31.09
2004	Geochemical - assay U_3O_8 (ICP)	789.1	795.5	6.4	17.80	5.58	35.71
	Geochemical - assay U_3O_8 (DNC)	789.1	795.5	6.4	18.20	5.99	38.33
	Average Geochemical Assay (U3O8)	**789.1**	**795.5**	**6.4**	**18.00**	**5.79**	**37.02**
DDH VR-18W2	Equivalent U_3O_8 Gamma - HF Probe	791.7	795.4	3.7	28.99	9.35	34.59
2005	Geochemical - assay U_3O_8 (ICP)	791.5	795.4	3.9	24.80	8.15	31.80
	Geochemical - assay U_3O_8 (DNC)	791.5	795.4	3.9	26.40	8.64	33.70
	Average Geochemical Assay (U3O8)	**791.5**	**795.4**	**3.9**	**25.60**	**8.39**	**32.75**
		(m)	(m)	(m)	(%U3O8)	(%U3O8)	(m*%)
DDH VR-19	Equivalent U_3O_8 Gamma - HF Probe	791.9	795.6	3.7	8.40	3.15	11.66
2005	Geochemical - assay U_3O_8 (ICP)	791.9	795.6	3.7	10.40	3.55	13.13
	Geochemical - assay U_3O_8 (DNC)	791.9	795.6	3.7	10.90	3.72	13.75
	Average Geochemical Assay (U3O8)	**791.9**	**795.6**	**3.7**	**10.65**	**3.64**	**13.44**
DDH VR-21	Equivalent U_3O_8 Gamma - HF Probe	797.5	802.2	4.7	2.59	0.92	4.32
2005	Geochemical - assay U_3O_8 (ICP)	797.8	802.4	4.6	1.96	0.73	3.38
	Geochemical - assay U_3O_8 (DNC)	797.8	802.4	4.6	1.98	0.76	3.49
	Average Geochemical Assay (U3O8)	**797.8**	**802.4**	**4.6**	**1.97**	**0.74**	**3.44**
DDH VR-21W1	Equivalent U_3O_8 Gamma - HF Probe	798.6	804.6	6.0	16.37	2.33	13.98
2005	Geochemical - assay U_3O_8 (ICP)	798.6	804.4	5.8	21.60	2.85	16.54
	Geochemical - assay U_3O_8 (DNC)	798.6	804.4	5.8	23.30	3.01	17.45
	Average Geochemical Assay (U3O8)	**798.6**	**804.4**	**5.8**	**22.45**	**2.93**	**17.00**

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com



Formation

Formation Capital Corporation
Suite 1500 - 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 FX: 604.682.6205
Website: www.formcap.com

Updated Resource Estimate Completed on Idaho Cobalt Project

Vancouver, B.C., September 21, 2006, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to provide results of an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada for the Company's 100% owned Idaho Cobalt Project located in east central Idaho. The Idaho Cobalt Project is an advanced stage development property with established cobalt-copper-gold mineral resources and reserves. MDA's 2006 report will include updated reserves as well as resources and is to be incorporated in the Definitive Feasibility Study being written by Hatch and expected to be completed sometime this fall. The Definitive Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

The new resource estimate is based on additional results from the Company's 2005 /2006 diamond drill program on the Ram deposit and was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. The resource model is based on information generated from 184 drill holes totaling 123,212.5 feet on the Ram and Sunshine deposits of the Idaho Cobalt Project. The resource model was interpolated using the inverse distance squared method with generally 100 foot drill hole influence on the Ram deposit and 50 foot drill hole influence on the Sunshine deposit. The drill program was designed to develop additional reserves and resources to extend mine life and enhance mine finance arrangements.

Measured and Indicated mineral resources for both deposits, at a 0.20% Co cut-off, total 2.654 million tons grading 0.628% Co, 0.619% Cu, and 0.016 oz Au/ton. The results of the 2005 / 2006 drilling has added thick high-grade mineralization in the southern portion of the Ram deposit. It is anticipated these additional resources located proximal to the mine development portal will result in reduced operating costs. The Measured and Indicated Resources include the deposit reserves.

Table 1 lists the current Measured, Indicated and Inferred Resources for the Sunshine and Ram deposits. The Ram deposit is open in both strike directions and at depth, while the Sunshine deposit remains open at depth and to the south.

Table 1: Total Cobalt Project Resource utilizing 0.2% cut-off (includes Ram and Sunshine deposits)

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	**2,654,400**	**0.628**	**0.619**	**0.016**
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		**46.5 million lbs**	**50.7 million lbs**	**60,500 ounces**

These updated resources represent an increase in total Measured and Indicated Resources, at a 0.2% cut-off for both the Ram and Sunshine deposits, of over 21% from the previous resource estimate done by MDA in 2005 where a total Measured and Indicated Resource of 2,181,784 tons was reported (see March 31, 2005 Company news release). Average grades in this updated resource also increased from 0.60% Co to 0.628% Co, 0.56% Cu to 0.619% Cu and 0.014 to 0.016 oz/ton Au. These increases in grade reflect the higher grade horizons intersected in the southern portion of the Ram deposit that remain open along strike and at depth.

Inferred materials were extended by about 300 ft to the south where drilling has indicated thick horizons with good continuity. Inferred materials were also extended down dip by 300-350 ft in those horizons where the downdip extensions remain open.

The larger Ram Deposit consists of five hangingwall horizons, a main zone composed of three horizons, and three footwall horizons. The Ram main zone horizons, which are the most extensive, have currently defined mineralized dimensions of 2000-3000 feet in strike extent, by 500-900 feet in vertical extent, and true widths that average about 8 feet (true widths range from less than 3 feet to greater than 20 feet for horizon 3023). The recent drilling has concentrated in developing a Ram horizon to the south where thicker and higher grade mineralization has been found.

Formation Capital is very pleased with the results of this resource update and looks forward to receiving the Definitive Feasibility Study where the increases in resources are expected to demonstrate additional economic enhancements for the project.

Formation Capital Corporation is a mineral exploration and development and precious metals refining company with assets concentrated in the state of Idaho. It owns the Idaho Cobalt Project, a unique high grade, primary cobalt deposit in the bankable feasibility and final permitting stage near Salmon, ID. The Company also owns 100% the Big Creek Hydrometallurgical Complex in the world renowned Silver Valley of northern Idaho that contains the Sunshine Precious Metals Refinery which commenced accepting feed material in June of 2004.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.